金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

November 5, 2003

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4 [redacted]
Judiciary Plaza,
450 Fifth Street, N.
Washington, D.C. 2
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	September 4, 2003
SC1-Return of Allotments	September 16 , 2003
SC1-Return of Allotments	September 23, 2003
SC1-Return of Allotments	October 10, 2003
SC1-Return of Allotments	October 29, 2003
D2-Notification of Changes of Secretary and Directors	September 29, 2003

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

11/10

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

03 NOV 10 AM 7:21

Form 表格 SC1

Return of Allotments 股份分配申報表

Company Number 公司編號

54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
04	09	2003				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 545,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 797,500

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 269,997,533.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	850,000	0.50	1.17	Nil	0.67	569,500
Ordinary	240,000	0.50	1.45	Nil	0.95	228,000

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/09/2003 AA162350
CR No. : -054055-

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 **Ordinary**	Class 類別	Class 類別
Ho Pak Nin Manager	20 Belleview Drive 2/F., Repulse Bay Garden Repulse Bay, Hong Kong	150,000		
Wong Man Kit Accountant	8/F, Gold Peak Building 30 Kwai Wing Road Kwai Chung, N.T.	400,000		
Wong Yuk Wan, Deputy General Manager	Block 1, 5B, Lyttelton Garden 29 Lyttelton Road Hong Kong	400,000		
Lau Lin Ying, Anna Designer	Room 1115, 11/F, Block B Telford Garden Kowloon Bay	70,000		
Wong Kan Chun Human Resource & Admin Manager	Room 1111, Block C Fire Service Quarter Shatin, N.T.	70,000		
	Total Shares Allotted by Class 各類股份分配總額	1,090,000		

Signed 簽名 :

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

03 NOV 10 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

11	09	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 200,000

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 380,000

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,197,533.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	400,000	0.50	1.45	Nil	0.95	380,000

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

16/09/2003 BB452466
CR No. : -054055-
SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Wong Yuk Wan, Deputy General Manager	Block 1, 5B, Lyttelton Garden 29 Lyttelton Road Hong Kong	400,000		
	Total Shares Allotted by Class 各類股份分配總額	400,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : September 16, 2003

~~Director 董事~~／Secretary 秘書 *

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

03 NOV 10 AM 7:21

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號
54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

19	09	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 50,000

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 82,600

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配） $ 270,247,533.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	40,000	0.50	1.17	Nil	0.67	26,800
Ordinary	30,000	0.50	1.41	Nil	0.91	27,300
Ordinary	30,000	0.50	1.45	Nil	0.95	28,500

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

23/09/2003 FF648253
CR No. : -054055-

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Lai Wai Bik Secretary	Block 7, 9/F, Flat A Royal Ascot 1 Tsun King Road Fo Tan, N.T.	70,000		
Lee Ka Yin Accountant	Flat D, 41/F, Block 1 Metro City III Tseung Kwan O, N.T.	30,000		
	Total Shares Allotted by Class 各類股份分配總額	100,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : September 23, 2003

~~Director 董事~~／Secretary 秘書 *

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

03 NOV 10 AM 7:21

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號
54055

1 **Company Name** 公司名稱

Gold Peak Industries (Holdings) Limited

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

08	10	2003	To 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 185,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 295,500

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,432,533.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	200,000	0.50	1.17	Nil	0.67	134,000
Ordinary	170,000	0.50	1.45	Nil	0.95	161,500

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

13/10/2003 CC504633
CR No. : -054055-

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Tsang Kwan Lung Director	21B, Oak Mansion Taikoo Shing Hong Kong	200,000		
Cheung Mun Yee Personal Assistant	Flat A, 13/F, Block 3 Cotton Tree Mansion Whampoa Garden Hunghom, Kowloon	120,000		
Leung Kam Ling Secretary	8/F, Gold Peak Building 30 Kwai Wing Road Kwai Chung, N.T.	50,000		
	Total Shares Allotted by Class 各類股份分配總額	370,000		

Signed 簽名： [signature]

(Name 姓名)：(Wong Man Kit) Date 日期： October 10, 2003

Exemption#82-3604

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
27	10	2003	To 至			

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 25,000

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 33,500

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 270,457,533.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	50,000	0.50	1.17	Nil	0.67	33,500

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8/F, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

29/10/2003 EE495073
CR No. : -054055-

Return of Allotments
股份分配申報表

Company Number 公司編號

54055

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Nil					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Lee Ho Yee Assistant P.R. Manager	21C, Block 6, Beverly Garden Tseung Kwan O, Kowloon	50,000		
	Total Shares Allotted by Class 各類股份分配總額	50,000		

Signed 簽名 : [signature]

(Name 姓名) : (Wong Man Kit) Date 日期 : October 29, 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

Exemption#82-3604

CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2** COPY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

54055

1 Company Name 公司名稱

Gold Peak Industries (Holdings) Limited

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Gold Peak Industries (Holdings) Limited
8th Floor., Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
29-09-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 54055

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	23 / 09 / 2003 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名:

Name／~~New Name~~ 姓名／新姓名: Wong (Surname 姓氏) Wai Kan (Other names 名字)

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Flat B, 23rd Floor, No 1 Homantin Hill, 1 Homantin Hill Road, Ho Man Tin, Kowloon.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E457857(4)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes nil **Continuation Sheet A and** nil **Continuation Sheet B.**

本通知書包括 ________ 張續頁 **A** 及 ________ 張續頁 **B**。

Signed 簽名：[signature]

(Name 姓名)：(Wong Man Kit) Date 日期: September 29, 2003

~~Director~~／Secretary／~~Manager~~／

Authorized Representative *